U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant:

ASA Gold and Precious Metals Limited

Name of persons relying on exemption:

Alexander Merk

Address of person relying on exemption:

555 Bryant St #455,
Palo Alto, CA 94301

From: Axel G. Merk Subject: COO resignation - correcting _ t _ h _ e _ r _ ec _ o _ r _ d , Date: To: Cc: Bee: - ------------------------------------------------- - Dear ASA Board Members , I saw ASA's press release announcing my resignation as Chief Operating Officer related to my concerns regarding ASA's internal controls. The release suggests that the Board was caught off guard by my resignation. That suggestion is misleading . My growing concerns related to the issue of Sarbanes - Oxley certifying officers being excluded from participating in Board meetings have been discussed repeatedly . After Paul Kazarian became Chair , officers were excluded from meetings in a manner that I and others questioned at the time . In September 2025 , then - Secretary Zac Tacket noted that it would be unusual to exclude the COO and President from Board meetings , other than executive session . Fund counsel concurred and was also involved in those discussions , and I was subsequently invited to regular quarterly meetings , while still being excluded from numerous other meetings . Most importantly and most recently , I have been excluded from Special Committee meetings even though those meetings address matters with significant implications for ASA's control environment. Before certifying the last audited financial statements for ASA , I contacted to Karen Caldwell , as Chair of the Audit Committee , to express my concern that matters affecting the control environment were being discussed without my participation or knowledge . After that discussion, I understood those concerns to be manageable if appropriate communication (and later , transition planning) occurred. The subsequent lack of communication , combined with the approaching June 30 advisory agreement expiration , materially changed that assessment. More broadly , I have repeatedly asked the Board not to sideline Merk's institutional knowledge of ASA in matters affecting shareholders and the Fund ' s control environment. Excluding my input and expertise has created avoidable risk to the control environment. The seemingly inadvertent increase in the retired director payment from $18 , 750 to $48,750 is one example of an issue that might have been mitigated had my institutional knowledge been incorporated . In my April 6 , 2026 email to the Board , I raised concerns that many Board decisions were being rushed and reflected " haste [and] a lack of rigor . " In my May 8 , 2026 email to the Board , I warned explicitly about operational risk , writing : " This creates unnecessary uncertainty and operational risk as the end of June , and the three - month extension, approaches with no communication regarding transition planning or the Board's intentions . It cannot be in shareholders ' interests for the Fund to operate in this grey zone." I have also repeatedly raised concerns regarding controls with Fund CCO Patrick Keniston , with increasing urgency. A week ago , I flagged substantial risks to the control environment , and he indicated that he would raise the matter with Fund counsel . I also contacted the Fund's auditor earlier this week to express my concern regarding internal controls , given that less than three weeks remain before the advisory agreement may terminate with no planned or announced succession . My concerns are real. They are based on the fact that fund transitions , and particularly transitions of funds with less liquid portfolios such as ASA , require planning, communication , and execution . The Board's lack of communication and coordination , including communication to ASA shareholders , combined with my exclusion from important deliberations affecting the control environment , made it impossible for me to continue serving as a Sarbanes - Oxley certifying officer . To suggest that my resignation came as a surprise is itself surprising . Given the personal liability borne by a SOX certifying officer , I concluded that I had no choice . Separately , I believed it was necessary to make my resignation letter public. ASA has a recent history of withholding , delaying , or minimizing public disclosure of matters important to shareholders . Paul Kazarian and Ketu Desai , with George Silfen serving as director counsel at the time , blocked timely public disclosure of developments that shareholders needed to understand before last year ' s special general meeting . Under the entire current Board , disclosure of the Special Committee ' s formation was delayed for several weeks . Shareholders have not been informed of restrictions the Board has imposed on Merk's management of the Fund . The renewal of the advisory agreement was announced by press release rather than Form 8 - K , which is arguably less accessible to many Fund shareholders . Against that history , I did not believe private notice alone would assure timely public disclosure of my resignation or the control concerns that required it. I remain committed to serving in the best interests of all shareholders in my capacity as head of Merk Investments LLC. Best , Axel Axel Merk • Merk Investments LLC • 555 Bryant St #455 • Palo Alto , CA 94301 merkinvestments.com • Follow � e!Merk This email reflects the current opinion of the author. It is based upon sources and data believed to be accurate and reliable. Merk Investments LLC makes no representation regarding the advisability of investing in the products herein. Opinions and forward - looking statements expressed are subject to change without notice. This information does not constitute investment advice and is not intended as an endorsement of any specific investment. The information contained herein is general in nature and is provided solely for educational and informational purposes. The information provided does not constitute legal, financial or tax advice. You should obtain advice specific to your circumstances from your own legal, financial and tax advisors. As with any investment, past performance is no guarantee of future performance.

Help Save ASA: Liquidation of a Top - Performing Precious Metals Portfolio Saba Capital is advocating a plan to liquidate and repurpose ASA's top - performing precious metals mining portfolio. Saba stands to earn ongoing management and profit - sharing fees, while shareholders could lose ASA's precious metals mandate and face serious tax consequences. Key decisions affecting ASA's future may be finalized within days. See what is at stake and help save ASA: saveasa.com Axel Merk (408) 475 - 0186 P.S. As of this writing, ASA's Board has not announced how it will proceed. With the advisory agreement expiring June 30, shareholders need to act now . Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now.

Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently resigned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Axel Merk, 555 Bryant St #455, Palo Alto, CA 94301

ASA shareholders have been disenfranchised Despite ASA’s outstanding performance , Saba is citing poor performance to justify liquidating the Fund’s precious metals portfolio and replacing ASA’s mandate with a Saba - managed vehicle that would generate management and profit - sharing fees for Saba. With the advisory agreement expiring June 30, key decisions affecting ASA’s future may be finalized within days. Saba has accumulated over 32% of ASA’s shares during a period in which shareholders were not g iven a meaningful opportunit y to determine the Fund’s direction as efforts to solicit shareholder input were Help Save ASA ASA shareholders were denied a meaningful voice before decisions were advanced that could dismantle the Fund ASA’s advisory agreement expires June 30. Action is needed now. HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC actively opposed — including through litigation, pressure on service providers, and the blocking of shareholder nominations. Efforts to give shareholders a real choice were blocked despite substantial shareholder support . The advisory review process also raises serious questions about whether Merk’s performance, risk controls, and investment process were evaluated with the r ig or and objectivity shareholders deserved . These actions raise serious governance and regulatory concerns that warrant immediate SEC scrutiny. If you are a shareholder, do not wait — whether you hold a few shares or many, your voice matters. File a complaint with the SEC to ensure these actions are reviewed before further harm occurs. Outstanding Performance Since Merk's Peter Maletis began managing ASA in April 2019, ASA delivered a 533.68% total return to shareholders, materially outperforming its benchmark and peer group. ASA also outperformed its benchmark and nearly all peers on a risk - adjusted basis. During Merk’s tenure, ASA’s discount steadily narrowed. After Saba’s Schedule 13D filin g in January 2025, the discount widened again as uncertainty surrounding ASA’s future increased. Why Would Saba Liquidate a Top - Performing Portfolio? Saba stands to earn ongoing management and profit - sharing fees. It’s that simple. The Threat to ASA Shareholders Now, Saba is proposing to the Board that it handpicked to abandon ASA’s precious metals mandate, in place since 1958, in favor of converting ASA into a Saba - managed BDC - style vehicle with management fees and profit - sharing arrangements that would not be permitted under the investor protections currently afforded to ASA shareholders. This raises serious questions about whose interests are being prioritized. If ASA is repurposed or liquidated, shareholders would lose access to the only closed - end fund providing precious metals mining exposure — eliminating a long - standing investment option. Saba’s latest filings now makes explicit what many shareholders had long suspected: Saba seeks to take over management of ASA itself. I favor a tender offer at this stage, but, but the path to liquidity matters. A tender offer conducted after restructurin g could materially worsen shareholder tax treatment. The process that led to this point raises serious questions about whether shareholders were misled through material omissions, procedural obstruction, and conflicted decision - making. 1 Regulatory Scrutiny What has unfolded warrants immediate regulatory scrutiny to protect investors. 2 Counsel Independence The role of current Fund and trustee counsel in this process raises serious questions that merit review . (*) 3 Director Independence The conduct of certain directors raises serious questions about independence and accountability .

Filing a complaint with the SEC can help ensure these issues are reviewed. Path Forward Once these governance failures are addressed, ASA can move forward: ASA's Precious Metals Focus Reaffirm ASA’s precious metals strategy Tender Offer Provide liquidity through a tender offer without dismantling ASA’s precious metals mandate ASA's Brand Strengthen ASA’s brand and investor base and eliminate the market uncertainty that Saba’s proposals have caused Help ensure Saba's conduct is addressed: File a Complaint with the SEC

ACT NOW Shareholders have rights — and those rights must be upheld. File a complaint with the SEC to help protect ASA shareholders. If you have information or would like to stay engaged with me, submit a message on the right. Your privacy matters. This site follows a strict Privacy Polic y governing the handling of your information. (*) For more details on why both Fund and trustee counsel are conflicted, click here . Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources. Your name Your email Your phone Enter your message here Help Save ASA

ASA’s current strategy is working ASA has delivered best - in - class performance since Merk began managing the Fund in 2019. The Fund has beaten its benchmark and peers, and independent analysis confirms the returns were achieved with strong risk control . The current strategy is working. For how ASA’s discount narrowed under Merk’s leadership and widened following Saba’s actions, see Fund Discount For a detailed analysis of ASA’s risk profile, see Portfolio Risk . Data as of May 31, 2026. ASA's performance relative to indices since April, 2019: Performance ASA has delivered best - in - class performance HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

ASA's performance relative to peers since April, 2019: Peer performance over various periods: ASA's ranking over various periods: ASA Equity returns are included in the rankings. For example, since April 1, 2019, ASA’s NAV ranks #2, with only ASA Equity ranking higher. ASA Equity outperformance relative to NAV reflects shareholder gains from both portfolio performance and the narrowing of ASA’s discount during much of Merk’s tenure. When Saba says ASA has no performance edge over VanEck Gold Miners ETF (which seeks to track the Fund's benchmark), it cherry picks references to 2022. Why It Matters:

ASA’s performance demonstrates that its current mandate is working and delivering for shareholders — and does not require fundamental change. This track record should be central to any evaluation of ASA’s future. Data as of May 31, 2026. Source: Bloomberg The 10 - year return includes ~3 years of the previous portfolio management team. Peter Maletis began managing ASA on April 1, 2019. On April 12, 2019, ASA shareholders approved Merk Investments as the Fund’s investment manager. Jamie Holman joined the ASA portfolio management team on April 1, 2022. Past performance is no guarantee of future results. Current performance may differ from that shown. ASA concentrates in the gold and precious minerals sector. This sector may be more volatile than other industries and may be affected by movements in commodity prices triggered by international monetary and political developments. The Company is a non - diversified fund and, as such, may invest in fewer investments. ASA Gold and Precious Metals Limited may invest in smaller - sized companies that may be more volatile and less liquid than larger, more - established companies. Investments in foreign securities, especially those in the emerging markets, may involve increased risk as well as exposure to currency fluctuations. Shares of closed - end funds frequently trade at a discount to their net asset value. Independent risk analysis conducted by Broadridge. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities.

Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Prudently Managed Portfolio Risk Precious metals investing is naturally volatile. Merk's objective is not to eliminate risk, but to manage it within a disciplined framework. ASA’s outperformance was not achieved through excessive leverage or reckless positioning, and independent analysis confirms that returns remained strong after adjusting for risk. Merk's investment approach combines disciplined security selection, active portfolio construction, and continuous risk oversight designed to manage volatility while maintaining meaningful exposure to the precious metals sector . At the portfolio level, risk is actively managed through : Moderate commodity exposure (portfolio beta to gold ~1.1) Returns not driven solely by gold Disciplined portfolio construction Continuous risk oversight No structural leverage ASA is expected to exhibit volatility consistent with the precious metals sector. The relevant question is whether that volatility is managed responsibly. Merk's portfolio construction emphasizes liquidity, diversification, and company - specific opportunities rather than excessive leverage or purely high - beta exposure. During recent market volatility, ASA’s risk profile remained consistent with peers while performance compared favorably. Return / Risk Ratios ASA’s return - to - risk profile compares favorably to peers and benchmarks, with leading return - to - risk and downside risk metrics. Portfolio Risk Outperformance driven by process, not leverage or excess risk - taking HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

1 year return - risk ratios through May 31, 2026: 1 year return versus downside risk:

ASA’s performance reflects a disciplined, risk - aware investment process that depends on the portfolio management team’s ability to execute consistently and without disruption. Assertions of excessive risk - taking are not supported by the Fund’s observed risk profile or independent analysis. Independent risk analysis conducted by Broadridge. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities.

Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

LINKEDIN Help Save ASA: Liquidation of a Top - Performing Precious Metals Portfolio ASA is a closed - end gold and precious metals mining fund. Saba Capital is advocating a plan to liquidate and repurpose ASA’s top - performing precious metals mining portfolio. Saba stands to earn ongoing management and proﬁt - sharing fees, while shareholders could lose ASA’s precious metals mandate and face serious tax consequences. Key decisions aBecting ASA’s future may be ﬁnalized within days. See what is at stake and help save ASA: saveasa.com #SaveASA P.S. As of this writing, ASA’s Board has not announced how it will proceed. With the advisory agreement expiring June 30, shareholders need to act now. TWITTER Saba is pushing a plan that could expose ASA shareholders to punitive tax consequences while generating management & proﬁt - sharing fees for Saba. ASA is a gold fund. Key decisions may be ﬁnalized within days. Did shareholders get a real say? Act now: saveasa.com Reply tweet: As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. www.saveasa.com

ASA's Discount to NAV ASA’s discount had been narrowing after years of weak performance before Merk started managing ASA in 2019. Merk delivered strong returns and helped restore investor confidence. That trend reversed sharply early this year after Saba disclosed plans to repurpose ASA away from its precious metals strategy. Rather than narrowing the discount, Saba’s restructuring campaign has increased uncertainty around ASA’s future, creates substantial and unnecessary tax consequences for shareholders, and may significantly delay any eventual tender offer or liquidity event. The discount narrowed despite significant uncertainty, including elevated expenses, turnover among corporate officers, and changes in key service providers in recent years. An institutional shareholder holding approximately 12% of the Fund’s outstanding shares exited its position during the summer of 2025 amid developments at the Board level. Additional shareholders reduced or exited positions during this period of corporate uncertainty. This occurred during a period of governance disruption, not investment underperformance. Discount HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

The sustained narrowing of the discount over this period indicates that Merk’s initiatives had a measurable and consistent impact. Most recently, the ASA's Board received a proposal from Saba that proposes a liquidation of the portfolio and a restructuring of the Fund. Following the January 23, 2026, Schedule 13D filing , which outlined a potential shift away from ASA’s investment strategy, the discount widened to an average of 13.12% through May 31, 2026: How the Discount Works — and Why It Matters To assess recent developments, it is important to understand how ASA’s discount arises and how it has behaved over time. ASA’s strategy justifies its closed - end structure — one that typically trades at a discount — by delivering strong long - term returns and access to investments not well suited for open - end funds. Only open - end vehicles can consistently trade at NAV. As open - end exchange traded products have a mechanism that fosters trading at or near NAV, the question becomes what the purpose of a closed - end fund is. Not only do closed - end funds not trade at NAV, they tend to have larger overhead than open - end funds because there are no multi - series umbrella type structures that provide cost efficiencies. In my assessment, a closed - end fund makes sense if it provides something that is not suitable for an open - end product, yet for which there is value to have it exchange traded for potential liquidity. This spirit is incorporated in ASA's current investment process, providing investors access to an investment process that is well suited for a closed - end structure. This includes investing in smaller companies that are ill - suited for an exchange traded open - end product, yet may provide compelling sources of potential performance or a specific type of diversification and exposure. A side effect of investing in less liquid companies is that economic considerations suggest that a discount may arise when less liquid companies are accessible in a liquid wrapper. Such discount can be mitigated through a variety of measures; achieving long - term superior returns with this approach more than compensates investors for the discount, as evidenced by Merk’s performance in the Fund’s management. If coupled with carefully designed, periodic tender offers, these considerations may be balanced, providing the best of both worlds. Moving to more liquid securities may be appropriate during certain market environments based on the investment process but introduces the risk that the Fund looks more like an open - end product. If ASA’s strategy were shifted to fixed income, it raises the question whether the same strategy could be implemented in a lower - cost open - end structure. Unique to ASA is its status as a passive foreign investment company; amongst others, it adds additional overhead. The additional overhead is minor, as evidenced by the low expense ratio when excluding extraordinary expenses. In a fixed income strategy, however, every basis point counts, and having overhead, even if only legacy overhead, may not be in the best interest of shareholders. Saba’s Undisclosed Conflict Neither Saba nor Paul Kazarian, a Saba partner and ASA director, has disclosed in Saba’s Schedule 13D or proxy filings that Saba hedges its precious metals exposure in ASA, even though Saba’s 13F filings reflect hedging activity. That omission is material. Saba is seeking to dismantle ASA’s precious metals mandate while failing to disclose that it does not share the same economic interest as shareholders who invested in ASA for that mandate. Path Forward ASA’s discount narrowed through disciplined management and shareholder - focused initiatives — and widened after Saba disclosed its intentions. Once governance is restored, ASA can re - emphasize the approach that has already delivered results: Reaffirm ASA’s precious metals strategy that has driven strong performance Provide a structured exit for shareholders seeking liquidity Strengthen ASA’s investor base through renewed outreach and market engagement Charts on this page as of May 31, 2026. Source: Bloomberg Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change.

This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Over the past two years, Saba and its hand - picked directors have taken actions that interfered with shareholder rights, pressured participants in ASA’s governance process, and imposed substantial costs on shareholders. Shareholders were denied a meaningful opportunity to influence ASA’s future before key outcomes were effectively set in motion. Unless regulators intervene promptly, shareholders now risk losing ASA’s investment strategy, facing significant tax consequences, and being locked into a fundamentally different structure they were never given a fair opportunity to evaluate or reject. These actions raise serious governance and regulatory concerns that warrant immediate scrutiny. Intimidation and Coercion Potential director candidates, service providers, and shareholders faced litigation threats, personal liability concerns, and retaliation risk. Multiple directors and key service providers ultimately resigned under duress, contributing to a governance process in which shareholders were denied a meaningful opportunity to influence ASA’s future. Read supporting evidence → Suppressed Shareholder Rights Despite substantial shareholder support, initiatives that would have allowed shareholders to influence ASA’s direction were undermined. Read supporting evidence → Compromised Director Independence Key governance decisions were made under conditions that raise serious questions about whether independent director judgment was protected, whether alternatives were meaningfully reviewed, and whether the process was shaped toward Saba’s preferred outcome. Undermining ASA: Saba’s Conduct Serious governance and regulatory concerns HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

Read supporting evidence → Substantial Shareholder Costs Extraordinary expenses exceeded $9 million, while shareholders now face higher ongoing costs, potential tax consequences, and reduced liquidity options as a result of Saba’s actions Read supporting evidence → If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. For completeness, see also transgressions of Saba raised during the 2025 proxy campaign at saveasa.com/saba . Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Threats of litigation, personal liability exposure, and sustained pressure campaigns affected directors, service providers, shareholders, and potential board candidates. These actions did not occur in isolation — they had a direct impact on participation, governance decisions, and ultimately shareholder choice. Caused directors to resign under duress On August 22, 2025, ASA announced the res ig nation of the Legacy Directors . I have not consulted those directors regarding this statement and do not speak for them. Based on my own assessment of the surrounding facts, I believe their resignations occurred under duress. A refusal to indemnify service providers, combined with credible threats of personal liability, made continued service untenable. Chilling shareholder advocacy and disclosure In 2025, Saba obtained a preliminary injunction in Bermuda court that had a significant chilling effect on shareholder advocacy and disclosure. At the time, I was engaged in a proxy campaign intended to raise awareness about governance concerns at ASA. Although I was not named in the injunction, the surrounding legal threats materially constrained my ability to publicly discuss conduct that I believed had denied shareholders a meaningful voice — including pressure exerted on directors and other participants in ASA’s governance process. Threatened service providers, leading to multiple resignations Service provider cornered In November 2024, a service provider threatened by Paul Kazarian and Ketu Desai’s counsel wrote: “We are expressly precluded from withdrawing in circumstances that would be prejudicial to a client and we are duty bound to act in the interest of our client, even if doing so may pose some individual risk to ourselves.” Intimidation and Coercion A history of pressure tactics affecting governance outcomes HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

Administrator threatened In April, 2024, counsel of Paul Kazarian and Ketu Desai threatened ASA's Administrator. Importantly, Paul Kazarian and Ketu Desai blocked the indemnification request to the Fund that followed in response to the threat. Service provider rejected baseless assertions In May, 2025 , a different service provider threatened by Paul Kazarian and Ketu Desai's counsel writes : "Messrs . Kazarian and Desai make utterly groundless assertions regarding communications or conduct by [ .. ] or our [ .. ] firm ... " Resignations followed Following these events, ASA’s Administrator, Principal Financial Officer, and Secretary each submitted resignations effective June 30, 2025, later agreeing to temporary extensions. The Chief Compliance Officer also resigned later that year. I have also received threats in my personal capacity, as head of Merk Investments, and as the Fund’s Chief Operating Officer. These actions did not occur in isolation — they had a direct and predictable effect on participation, decision - making, and ultimately on outcomes of governance processes. Threatened potential director candidates On February 25, 2025, Paul Kazarian and Ketu Desai wrote to potential board candidates: "......, to be clear, any attempt ...to seek to nominate and seat any director candidate that is not agreed to by a majority vote of the Board, will result in litigation naming such director candidates in this instance [list of candidates] - - personally as defendants." One of the director candidates withdrew her candidacy in response to the letter. Investors intimidated Investors have told me they feared retaliation, liability exposure, or that their votes and positions could be traced back to them if they opposed Saba. Related concern: Suppressed Shareholder R ig hts If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA.

The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Shareholders pursued multiple lawful avenues to express their preferences regarding ASA’s future. Despite substantial shareholder support, those efforts were blocked or undermined by Saba - nominated directors. Suppressed shareholder rights, including director nominations Despite clear shareholder support, procedural and legal actions were used to prevent a vote. For a period from 2024 to 2025, ASA’s Board was split between two directors nominated by Saba and the independent directors who had not been hand - picked by Saba, referred to here as the “Legacy Directors.” The Legacy Directors repeatedly stated that their objective was to give shareholders a choice regarding ASA’s future — not to force any particular outcome. Against this backdrop, on April 9, 2025, a shareholder group, including me, a number of other shareholders, and the Legacy Directors in their personal capacity as shareholders, constituting 5.23% of shares outstanding, submitted a requisition to the Fund to give shareholders a choice on the strategic direction of the Fund by nominating a slate of directors for shareholder consideration at the Fund's next annual meeting of shareholders. At the time, Saba had nominated candidates, but the split Board prevented the Fund from presenting its own slate. Although over 5% of shareholders supported the effort, Saba’s hand - picked directors prevented shareholders from voting on this critical issue. Instead: Bermuda law technically limits requisitions (including Board nominations) to “registered shareholders,” and the Saba - picked Board members have chosen to enforce that requirement, effectively excluding most ASA investors. At ASA, with the exception of part of Saba’s holdings, approximately 99% of shareholders are not “registered shareholders.” Combined with the 5% registered shareholder threshold required to place matters on the ballot, these rules effectively deny most shareholders any practical ability to exercise ordinary shareholder rights. As far as I am aware, these requirements are substantially heightened when compared to all other registered closed - end funds which are incorporated in the United States, disenfranchising Fund shareholders. Suppressed Shareholder Rights A history of blocking meaningful shareholder choice HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

ASA operates under an exemptive order as a U.S. closed - end fund — an order that, in my assessment, likely would never have been granted had these limitations been understood. This is an issue a good - faith board could have addressed, and one that I believe a Bermuda court likely would have resolved had shareholders been able to fully litigate the matter. Paul Kazarian filed for, and received, a preliminary injunction in Bermuda court against the Legacy Directors for a different matter, which had the broad effect of preventing them from undertaking any action without the consent of the full board. Different from the mischaracterization by Saba and Paul Kazarian in the media, the court never ruled on the merits. The threshold to be granted an injunction is low, with the merits to be discussed at trial. It never proceeded to trial because the injunction had already achieved its intended effect: stopping legitimate shareholder action. Because of the injunction, the Legacy Directors could not address the alleged technical deficiencies in the requisition. I was part of the shareholder group but was unable to publicly lead the requisition effort. Although I was not named in the injunction, it had a chilling effect on my ability to stand up for shareholder rights in my personal capacity. Indeed, Paul Kazarian filed with Bermuda court a request to have me added to the injunction, although I was completely uninvolved from the related actions. Participants in the requisition received direct legal notices referencing the injunction — actions that had a clear chilling effect on the exercise of routine shareholder rights. I was aware of the facts described above when I conducted my 2025 proxy campaign, but did not feel able to address them, even in response to related misrepresentations from Saba, due to the threat to bring me personally into the Bermuda litigation, although the related accusations did not apply to me. Suppressed shareholders’ ability to call a special meeting and exercise choice When the requisition process was obstructed, shareholders pursued a second path: a consent solicitation to call a special general meeting and allow shareholders to choose between competing slates. Given the hostility at the Board at the time, I understand the Legacy Directors believed that an expedient way to address the split Board, which struggled to agree on Board nominees, and also the "registered shareholder" question was to go to all shareholders to use the proxy - voting mechanism shareholders are used to. The Legacy Directors sent a consent to shareholders calling for a special general meeting to expand the board with a choice of two slates of directors, one comprised of Saba hand - picked candidates; another one vetted by the Fund's nominating committee. The threshold for a special meeting under ASA’s bylaws is 10%. Within days, holders of more than 20% of ASA’s shares supported the consent — well above the 10% threshold required under ASA’s bye - laws. But because of Paul Kazarian’s injunction and related legal threats, the proxy firm would not formally tabulate the consent, and the Board did not act. Shareholders had clearly demonstrated support for having a choice. Allowing shareholders to choose between competing slates would have been a neutral solution. Instead, that choice was blocked. In effect, shareholders were denied a meaningful opportunity to influence the Fund’s direction when it mattered most. Related concern: Compromised Director Independence

If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Compromised the integrity of the advisory contract renewal process One of the most important duties of a fund board under the Investment Company Act of 1940 is the annual review of the advisory contract. This review is often referred to as the “15(c)” process. A proper 15(c) process requires independent directors to evaluate the adviser, the Fund’s performance, fees, services, risks, profitability, and related matters. The process typically includes a formal request for information, a detailed response from the adviser, follow - up questions, and a meeting between the adviser and the Board. Only disinterested directors vote on renewal of the advisory agreement, which makes director independence essential. The Board's advisory review process raises serious questions about whether Merk’s performance, risk controls, and investment process were evaluated with the rigor and objectivity shareholders deserved. The full 15(c) record is not public. I have therefore not published Merk’s response letter or follow - up correspondence. Publicly available performance and risk data show that ASA has substantially outperformed its benchmark and peers during Merk’s tenure. Merk also provided the Board with a detailed explanation of the investment process and risk controls. Against that record, the Board’s follow - up questioning included the following: “Have the companies that Merk has invested in for the Fund catapulted because of hype and illiquidity...?” In my view, that question is revealing . It was asked after Merk had provided a robust risk analysis and after years of exceptional performance . Rather than reflecting an open - ended review of the adviser’s record, the question suggested a predisposition to treat ASA’s performance as suspect . That concern is heightened by the composition of the Board. No current ASA director has a background in precious metals investing. Three of the five directors have served for less than a year. One director is a Saba partner. Another has facilitated Saba’s efforts in the past. Process Manipulation A history of undermining independent judgment and steering key decisions HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

Trustee counsel took the lead on the advisory contract review process. That matters because current trustee counsel has worked with Saba - backed directors in other funds on special projects, including facilitating the takeover of another closed - end fund. Against that background, counsel’s role in guiding ASA’s 15(c) process is part of why the process raises serious questions. This example is only one part of a broader record. Based on that record — including the substance of the follow - up questions, the role of trustee counsel, and the composition of the Board — the advisory review process raises serious questions about whether Merk’s record was evaluated objectively or whether the review was shaped toward a predetermined result. Advisory agreements typically renew annually and can generally be terminated with notice. Yet in April, ASA issued a press release announcing that the Board had extended Merk’s agreement by only 90 days without noting the unusual nature of such short - term extension or otherwise disclosing the implications or any plans for the Fund's future. That temporary extension created uncertainty around a process that should have protected shareholders through independent judgment, not rushed or incomplete review. Ignored constructive proposals that would benefit all shareholders As discussed in my institutional presentation addressing Saba's campaign and governance issues at ASA a year ago, the hand - picked Saba directors declined to seriously consider constructive proposals that could have been attractive for all shareholders, including Saba. Since Saba’s January Schedule 13D filing , Merk proposed a path to address the widening discount while preserving shareholder choice and ASA’s precious - metals strategy. The proposal noted public board support for ASA’s current strategy, a path for shareholders seeking liquidity near NAV, and an investor outreach effort intended to rebuild shareholder trust and attract new investors. Related concern: Substantial Shareholder Costs If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change.

This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Independent counsel matters because counsel helps shape the process by which a fund board evaluates conflicts, disclosures, shareholder rights, and advisory contract renewals. When counsel has represented or worked with the parties driving the contested process, counsel’s role deserves scrutiny. Current Fund Counsel Fund counsel is expected to advise the Fund and support the Board in acting in the interests of the Fund and its shareholders. Current Fund counsel previously served as trustee counsel to Paul Kazarian and Ketu Desai during the contentious period in which they opposed former directors’ efforts to give shareholders a vote on the Fund’s direction when that vote still mattered. That was their role: to advise Paul Kazarian and Ketu Desai. Current Fund counsel was involved in several of the actions described in the Saba’s Conduct section of this site. In my assessment, the fact that the same counsel now serves as Fund counsel raises serious questions about whether the Fund is receiving independent advice in a process shaped by the same parties and objectives. Current Trustee Counsel Trustee counsel is expected to advise independent directors. That role is important where the interests of the Fund, its directors, its adviser, and shareholders may diverge. Current trustee counsel has worked with Saba - backed directors in other funds on special projects, including related to the takeover of another closed - end fund. Trustee counsel then took the lead on ASA’s advisory contract review process. As discussed separatel y , that process raises serious questions because of both who was guiding it and how the review was conducted, including the substance and tone of follow - up questions directed to Merk. Counsel Independence Why current Fund and trustee counsel cannot be treated as neutral safeguards HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

This is not a technical concern. Counsel helped shape the very processes that shareholders are being asked to trust. Given the prior roles, relationships, and stakes involved, the role of current Fund and trustee counsel merits close scrutiny. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Imposed Millions in Costs on Shareholders Over $9 million in extraordinary expenses were imposed on shareholders across fiscal 2024 and 2025 following allegations and governance disputes driven by Saba’s hand - picked directors. The allegations used to justify why these actions were charged to the Fund were never proven. Additional background regarding these allegations and related governance disputes is available at the proxy campaign I ran last year at savasa.com/saba . In addition, every service provider replacement increased ongoing costs to the Fund. Back to: Undermining ASA: Saba's Conduct If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. Substantial Shareholder Costs A history of imposing extraordinary costs on shareholders through conflict - driven governance HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

As of this writing, ASA’s Board has not announced how it will proceed. The tax risks discussed below arise from Saba’s proposal to transfer ASA assets to a U.S. subsidiary and related restructuring steps. If the Board does not pursue that structure, some punitive PFIC consequences described below may be avoided. However, any liquidation or restructuring of ASA’s portfolio could still impose substantial tax liabilities on shareholders, given the Fund’s very strong recent performance. Saba’s proposed plan may impose substantial — and in some cases punitive — tax consequences on thousands of ASA shareholders. If you are a shareholder, do not wait — your voice matters now. File a complaint with the SEC to ensure these actions are reviewed before further harm occurs. What this means for you Saba’s proposal may force many shareholders to realize gains and trigger complex "PFIC" tax rules — potentially resulting in substantial, and in some cases punitive, tax liabilities. These consequences do not arise simply from owning ASA — they arise if gains are forced to be realized within the Fund as part of the proposed restructuring, rather than at a time and in a manner chosen by the investor. Punitive Tax Consequences As a Bermuda based Fund, ASA is a so - called passive investment company (a "PFIC"). U.S. investors in taxable accounts may elect to have a tax treatment similar to that of a US investment company by making a so - called QEF filing the first year they hold ASA shares. If they fail to do so, they are subject to a tax regime that can be highly punitive. While Merk has always made an effort to alert investors of ASA's PFIC status, I understand that there may be thousands of investors who have not made the QEF election. Some ASA shareholders have held shares since before the PFIC rules were introduced in the 1980s. I can't give tax advice here, but note that one of the PFIC rules is that a so - called "excess distribution" is triggered when a distribution exceeds 125% of the previous three year average. This rule is a key reason why dividends have only grown slowly in ASA to stay within those parameters and not impose Potential Punitive Taxes You May Face A Tax Bill Even If You Do Not Sell HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC an undue tax burden on investors. Under Saba’s proposal to transfer ASA’s assets from Bermuda to a U.S. subsidiary, this would likely trigger an excess distribution. What are the tax consequences of an excess distribution? Under PFIC rules, the IRS treats the excess distribution as if it had been earned ratably over prior years — taxed at the highest applicable rates, with interest and penalties applied to prior periods. And given that you won't have paid taxes in all but the most recent year, there's interest and penalty that applies. The total tax burden can be rather substantial, in extreme cases over 100% of the value of the investment. For many investors, these consequences would not arise from market performance — but from a structural change to the Fund that they did not invest for. This discussion is provided for general informational purposes only and does not constitute tax advice. Shareholders should consult their own tax advisors regarding their specific circumstances. Liquidation After years of stalling Saba finally showed its true cards in January in a Schedule 13D filing , proposing: ASA be liquidated A US subsidiary be created for ASA, a Bermuda based fund ASA's cash be transferred to the US subsidiary ASA henceforth pursue a fixed income strategy the Bermuda parent company be closed down Saba has now made explicit what had long been apparent: it seeks to take over management of ASA itself and convert the Fund into a BDC - style investment vehicle subject to management and incentive fees. For context, on February 13, 2024, Saba's proxy statement wrote, "Saba Capital would stand ready to ... offer its services to the Board to act as ... manager to the Fund" - - beyond this statement, Saba has not prominently emphasized this intention. The reason for their activism? In the 2024 proxy statement, Saba attributed their engagement with the Fund: "to poor management of the Fund by its investment manager, Merk Investments LLC"; if Saba truly believed this, they would have long moved on once the Fund's performance beat all its peers, including most on a risk adjusted basis, over several time horizons. . Since Saba formally became an activist investor on October 13, 2023, ASA has delivered a net return of 379.45% (NAV up approximately 369.57%) through May 31, 2026 — outperforming its benchmark and all peers both absolutely and on a risk - adjusted basis. These results raise serious questions about the rationale once given for fundamentally changing the Fund’s strategy. In my reading, an amended Schedule 13D filed by Saba in February 2026 suggests the possibility of a transaction involving the U.S. subsidiary, potentially including a combination with a Saba - managed closed - end fund. Tender Offer Trap? It has recently been proposed by Saba that shareholders would be provided liquidity through a limited tender offer. But the structure and timing matter.

For investors waiting for a limited tender offer, the timing and structure could materially worsen the outcome. If ASA assets are first transferred into a U.S. subsidiary before any tender offer occurs, gains that many investors expected to qualify for long - term capital gains treatment could instead be taxed at higher ordinary income rates depending on individual circumstances. I have consistently supported evaluating a tender offer within ASA’s current structure — providing liquidity for shareholders seeking an exit while preserving ASA’s precious metals mandate and potentially avoiding adverse tax consequences associated with restructuring. A Hedge Fund Fee Structure? Saba’s latest filing confirms that it seeks to manage ASA directly under a BDC - style fee structure that includes management fees and performance fees to be paid to Saba. These profit - sharing arrangements would not be permitted under the investor protections currently afforded to ASA shareholders. This would represent a fundamental departure from ASA’s historic role as a precious metals mining fund and raises serious questions about whose interests are being prioritized. High Taxes for Other Taxable Investors Let's assume you are an investor with a taxable account that has made the QEF filings . The proposal will still have a substantial tax impact on you given the high unrealized gains . The gains realized will be taxable . Who Benefits? The primary beneficiaries of Saba’s proposal are : Saba — through control and potential management fees, not necessarily its own investors, who may also face tax consequences. Future investors in a restructured U.S. vehicle, who might not be subject to PFIC rules, depending on how the restructuring is implemented. The fiduciary duty of directors is of course towards current, not future shareholders. These tax consequences may be triggered by actions taken without your consent and outside your control. The process that has led to this point raises serious questions about whether shareholders have been misled through material omissions and conflicted decision - making. If you are a shareholder, file a complaint to help protect your investment and ensure these issues are reviewed before irreversible harm occurs. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA.

The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

Saba’s proposal materials repeatedly conflate independent Board actions, unrelated litigation, and decisions made by others with Merk, the Funds' investment adviser, and me personally. The result is a misleading narrative that obscures the actual governance structure of ASA and the actions actually taken by the parties involved. Saba’s “Entrenchment” Claim Saba’s central narrative is that Merk is “entrenched . ” That assertion is false . ASA is, and has been, overseen by an independent Board of Directors, none of whom are affiliated with Merk . The past actions of the Board were legally and operationally independent of Merk . It is therefore misleading for Saba to attribute independent Board actions to Merk or to me personally . Just as importantly, the Board had a responsibility to evaluate Saba’s allegations objectively, rather than treat them as a premise for changing ASA’s adviser or abandoning ASA’s precious metals mandate. Merk Supported Shareholder Choice Perhaps the clearest evidence that Merk was not seeking entrenchment is that in an effort to assist with the 2 - 2 split Board deadlock, Merk helped facilitate discussions between a large Canadian mining investor and the Board regarding a proposal that did not include Merk as investment manager. (*) The proposal contemplated a significant investment into ASA, a tender offer near NAV, and a shareholder vote regarding future management of the Fund. The Saba - nominated Directors rejected considering this offer. Correcting The Record A history of misleading narratives and false attribution HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

False Attribution of Independent Board Actions In its proposal to the Board, Saba repeatedly attempts to attribute actions taken by prior independent directors to me personally, despite those directors being wholly independent of both me and Merk. Saba is aware of this distinction but repeatedly blurs it in its proposal materials. Merk’s role has been limited to serving as the Fund’s investment manager. Saba attributes various events to me and Merk despite our having no involvement in them. I served as an interested trustee for less than eighteen months and have not served on the Board since spring 2024. I therefore had no involvement in Board decisions thereafter. (**) The independent directors were legally independent of Merk. It is therefore inaccurate and misleading to attribute their actions to me or to characterize those actions as evidence of management entrenchment. I was on the Board when the initial poison pill was adopted, which a court later declared to be valid. The decision to put the poison pill in place was the decision of the entire Board and was considered to be in the best interests of the majority of Fund shareholders given Saba’s refusal to engage. I was not on the Board when the Board experienced a 2 - 2 split and therefore, had no related role in responding to the deadlock. I was not on the Board during the ongoing legal battles and therefore did not have any role in the Board - approved expenses or decision - making. Nonetheless, Merk elected to provide a voluntary waiver of a portion of the advisory fees to counteract those expenses and benefit shareholders at Merk's expense. (***) I had little involvement in any of the actions listed on the timeline included on page 9 of Saba’s Presentation because I was on the Board for only a limited period of time. Saba’s presentation is attempting to conflate the actions of the former independent directors with me and Merk, which I believe is grossly inappropriate and suggests bad faith. Bermuda Litigation Mischaracterizations It is defamatory to suggest that a Bermuda court found wrongdoing or misuse of power by Merk. No such finding exists, and Merk was never a party to the Bermuda litigation. Saba nevertheless attempts to conflate independent Board actions and litigation involving other parties with Merk and me personally. If you are a shareholder, regulators should hear directly from you. File a complaint with the SEC to help ensure these actions receive immediate scrutiny before further harm occurs. (*) The proposal could have benefited shareholders, including Saba, but not Merk — because it did not include Merk as investment manager. Specifically, the investor proposed: To invest $100 million in mining securities to ASA; this proposal happened when ASA’s assets were less than a third of current assets, making the offer much more significant than it appears at current asset levels. To allow a tender offer to exit investors to exit at (or near) NAV. The main condition was to have all disputes on the Board settled.

The proposal included a shareholder vote on having them manage the Fund going forward. In its 2025 proxy fight to add a fifth Board member in a Special General Meeting, Saba conflated two proposals by unrelated parties; ASA’s board never properly evaluated the proposal. (**) The independent directors of ASA asked me in the fall of 2022 to join ASA’s Board as the sole interested director to assist the Board in various administrative tasks. The position was without compensation but added liability. I assumed that role in a good faith effort to support ASA. (***) In addition, Merk has consistently taken upmost care to contain Fund expenses. This starts with not charging for trips to attend Board meetings, but also active efforts to keeping Fund expenses low, including helping to organize, then present the Board lower cost alternatives to the changing service providers. Merk has also voluntarily waived fees in response to the escalating extraordinary expenses the Fund was faced with as a result of Saba’s engagement. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

404 NO T FO U ND

If you are a shareholder or investor in ASA, your investment may be exposed to irreversible harm, including forced portfolio liquidation, substantial or even punitive tax consequences, and the loss of investor protections currently afforded to you. It's urgent you make your voice heard now before actions are finalized. The SEC's mission is to protect retail investors - even if you only hold a few shares, your voice matters and can make a difference — make it heard. Write to the SEC You may contact the SEC through its investor inquiry form: https://help.sec .g ov/s/questions - and - feedback You do not need legal or technical language — write a short message in your own words — direct input from investors carries weight. While the form is labeled for questions, investor concerns and complaints are routed internally. You may wish to address: Whether shareholders were denied a meaningful vote before key outcomes were effectively predetermined Whether ASA’s investment mandate is being taken away from shareholders Whether shareholders may face avoidable tax consequences Whether the proposed changes primarily benefit Saba rather than shareholders Any concerns about Saba taking over management of ASA Any concerns about the introduction of profit - sharing fees Why the SEC should closely examine what has occurred at ASA You may wish to include the number of shares you hold. Input from all shareholders, including smaller retail investors, is important. File a Complaint Share your perspective with the U.S. Securities and Exchange Commission (SEC) HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

Again, you can send a message to the SEC by clicking here . You may also submit a more formal report through the SEC’s Tips, Complaints and Referrals (TCR) system: https://www.sec .g ov/submit - tip - or - complaint/report - possible - securities - law - violations (Formal submissions may take longer to be processed.) Thank you for filing a complaint to help protect ASA shareholders. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.

ASA is currently regulated as an investment company under the Investment Company Act of 1940. Under that framework, investment companies are prohibited from charging performance fees, except under very limited circumstances. Saba’s proposal would change that. Saba is proposing that the Board it hand - picked repurpose ASA into a Saba - managed BDC - style vehicle. Business Development Companies are also partially regulated under the 1940 Act, but they are exempt from the prohibition on charging performance fees. In plain English: Saba is proposing to move ASA from a structure that protects shareholders from profit - sharing fees into one that would allow Saba to collect them. That is a fundamental change. ASA shareholders invested in a precious metals mining fund, not a vehicle designed to generate management and profit - sharing fees for Saba. This is the investor protection at issue: under ASA’s current structure, Saba could not simply charge shareholders a profit - sharing fee. Under the proposed BDC - style structure, it could. Saba is proposing to the Board that it hand - picked to repurpose ASA into a Saba - managed BDC - style investment vehicle with management fees and profit - sharing arrangements. File a complaint with the SEC to help protect ASA shareholders. As of this writing, ASA’s Board has not announced how it will proceed. The advisory agreement expires June 30. Shareholders need to act now. Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC, the Fund's investment adviser. He recently res ig ned as Chief Operating Officer of ASA. The Investor Protection Saba Would Remove ASA shareholders are protected from profit - sharing fees. Saba’s BDC proposal would remove that protection. HOME PERFORMANCE SABA'S CONDUCT PUNITIVE TAXES CORRECTING THE RECORD UPDATES File Complaint with SEC

The information presented on this website reflects the views and opinions of Axel Merk and is provided solely for educational and informational purposes. It does not constitute investment, legal, financial, or tax advice. You should consult your own advisors for guidance specific to your circumstances. The plans of Saba and the Board are based on publicly disclosed information only and are therefore accordingly qualified in their entirety and subject to change. This site and its content have not been approved by ASA Gold & Precious Metals Ltd. (the “Company”). The Company concentrates its investments in the gold and precious minerals sector, which may be more volatile than other industries and influenced by changes in commodity prices driven by international economic and political developments. The Company is a non - diversified fund, which may result in higher risk through reduced portfolio diversification. It may also invest in smaller - sized and foreign companies, which may be more volatile, less liquid, and subject to additional risks, including currency fluctuations. Shares of closed - end funds like ASA frequently trade at a discount to net asset value. This website may include forward - looking statements that reflect the current expectations, estimates, beliefs, and projections of Axel Merk. These statements are inherently subject to risks and uncertainties, many of which are beyond the control of the author. Actual outcomes may differ materially from those discussed. Forward - looking statements can often be identified by words such as “believe,” “expect,” “intend,” “may,” “will,” “should,” or similar expressions. These statements speak only as of the date made, and there is no obligation to update or revise them in light of future developments. Nothing on this website constitutes an offer to sell, or a solicitation of an offer to buy, any securities. Certain links may direct users to third - party websites or filings with the U.S. Securities and Exchange Commission (SEC). These materials are provided solely for convenience and informational purposes and are not incorporated by reference into any proxy materials. No responsibility is taken for the accuracy or content of third - party sources.